Exhibit 99.7
                                October 27, 1997




Board of Directors
Wyman Park Federal Savings and Loan
  Association
11 West Ridgely Road
Lutherville, Maryland

Gentlemen:


     All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion adopted by the Board of Directors of Wyman Park Federal Savings and Loan Association, Lutherville, Maryland, ("Wyman Park" or "Association") on June 18, 1997.


     It is our understanding that, pursuant to Office of Thrift Supervision regulations, subscription rights are non-transferable. Persons violating such prohibition may lose their rights to purchase stock in the Conversion and be subject to other possible sanctions.


     Because the Subscription Rights to purchase shares of Common Stock in the Association to be issued to the Association's employee stock benefit plans, depositors of the Association, and to other members of the Association will be acquired by such recipients, without cost, will be non-transferable and of short duration and will afford the recipients the right only to purchase shares of Common Stock at the same price as will paid by members of the general public in a Community Offering, we are of the opinion that:

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the Subscription  Rights will have no  ascertainable  fair market value and, the price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date exercise.




                                                      Sincerely,
                                                      Ferguson & Company

                                                      /s/ Charles M. Hebert

                                                      Charles M. Hebert
                                                      Principal